

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 14, 2024

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang, 310000
People's Republic of China

> **Re: Nano Labs Ltd**
> **Registration Statement on Form F-1**
> **Filed April 29, 2024**
> **File No. 333-278977**

Dear Jianping Kong:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed April 29, 2024

General

1. The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws

and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that "...our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China," "The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals," and disclosure contained in your risk factor on page 41 titled "Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing